Filed by Sibanye Stillwater Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: January 23, 2020

On January 23, 2020, Sibanye Gold Limited and Sibanye Stillwater Limited issued the following announcement:

SIBANYE GOLD LIMITED
Trading as Sibanye-Stillwater
Registration Number 2002/031431/06
Incorporated in the Republic of South Africa
Share Code: SGL (JSE) and SBGL (NYSE)
ISIN Code: ZAE000173951
(“SGL” or “the Company” or “the Group”)

SIBANYE STILLWATER LIMITED Registration Number 2014/243852/06 Incorporated in the Republic of South Africa (“Sibanye-Stillwater”)

Results of the SGL Shareholder meeting to approve the scheme relating to the internal restructuring of SGL

Johannesburg, 23 January 2020. On 4 October 2019, SGL and Sibanye-Stillwater announced the commencement of an internal restructuring process to create a new holding company and listings for the Group to be effected by way of a scheme of arrangement (the “Scheme”),  On 5 December 2019, SGL posted the transaction documents and notice of scheme meeting to Shareholders of SGL (“SGL Shareholders”), including the circular (“Scheme Circular”)which contained, among other things, the Scheme Conditions Precedent, the requisite resolutions for the approval of the Scheme, a notice convening a general meeting of the SGL Shareholders (“Scheme Meeting”), a form of proxy and a form of surrender and transfer. All capitalised terms contained in this announcement have the same meaning ascribed to them in the Scheme Circular, unless otherwise defined.

SGL and Sibanye-Stillwater are pleased to announce that all resolutions for the approval of the Scheme, were passed by the requisite majority of votes at the Scheme Meeting held at the SGL Academy at 09:00 (South African standard time) this morning.

Results of the Scheme Meeting

The resolutions proposed at the Scheme Meeting, the percentage of SGL Shares (including the SGL Shares represented by the SGL ADSs) voted for and against each resolution, as well as those which abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	number of shares voted	% of shares voted (2)	% of shares abstained (2)

Special Resolution Number 1 — Approval of the Scheme	99.96	0.04	2,049,742,571	76.77	0.16

Special Resolution Number 2 — Revocation of Special Resolution Number 1 if the Scheme does not become unconditional and is not continued	99.96	0.04	2,049,753,015	76.77	0.16

Ordinary Resolution Number 1 — Directors authority	99.95	0.05	2,050,544,123	76.80	0.13

Notes:

(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.

(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital being 2,670,029,252 shares as at the date of this announcement.

Next steps and timetable

Completion of the Scheme remains subject to the satisfaction or (where applicable) waiver of the outstanding Scheme Conditions Precedent as set out in the Scheme Circular. Such Scheme Conditions Precedent include, amongst others, the Independent Board confirming there has been no Material Adverse Change and the issue by the Takeover Regulation Panel of a compliance certificate with respect to the Scheme and its implementation as contemplated in section 121(b)(i) of the Companies Act. Subject to the satisfaction or waiver (as applicable) of such Scheme Conditions Precedent, a Finalisation Date announcement will be made, the expected Finalisation Date is 11 February 2020.

The expected timetable of principal events for the implementation of the Scheme remains as set out on pages 11 and 12 of the Scheme Circular available on https://www.sibanyestillwater.com/news-investors/news/holding-entity-change/.  If any of the key dates set out in the timetable change, the revised dates and/or times will be notified to SGL Shareholders through a public announcement.

RESPONSIBILITY STATEMENT

The board of directors of the Company accepts responsibility for the information contained in this announcement and confirms that, to the best of its knowledge and belief, the information is true and does not omit anything likely to affect the importance of the information.

Contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this announcement about SGL and Sibanye-Stillwater, as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “forsee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements are necessarily based upon the current expectations and assumptions of senior management regarding anticipated developments and other factors affecting the Sibanye-Stillwater group and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018 and the 2019 Form F-4 (and any amendments thereto).

IMPORTANT INFORMATION

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4 (File No. 333-234096), which includes important information with respect to the Scheme. The final registration statement on Form F-4 has been made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders are able to obtain free copies of the US Scheme offer document, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders are also able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.